1029 West 19th Street, Chattanooga, TN 37408, USA | novonixgroup.com

Exhibit 99.1

ASX ANNOUNCEMENT

(ASX: NVX)

Presentation to the Annual General Meeting

Brisbane, Australia, 15 April 2026 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials company, advises that the Chairman’s Address to the Annual General Meeting and the Annual General Meeting Presentation, delivered today, are set out in the attached documents.

This announcement has been authorized for release by NOVONIX Chairman, Mr. Ron Edmonds.

About NOVONIX

NOVONIX strives to reduce supply chain risk, support U.S. energy independence, and establish a resilient battery materials supply chain. The company is building a North American platform for critical battery materials and anode materials operations at its Chattanooga, Tennessee headquarters. NOVONIX is positioned as a supplier of advanced battery materials and technologies powering the energy storage and electrification economy.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Investors: ir@novonixgroup.com Media: media@novonixgroup.com

15 April 2026

Chairman’s Address to AGM

I will provide my perspective on the Company’s progress over the past year, which has been an important period of operational progress, as well as the opportunities and challenges facing NOVONIX and the sector more broadly.

Globally, calendar year 2025 was marked by geopolitical instability and risk-off positioning by investors.

Electrification of transportation and the greater need for battery energy storage systems reemerged as major energy security issues as well as key climate response mechanisms. This has been amplified by the more recent turmoil in the Middle East, exposing global vulnerability to supply chain disruptions for oil and gas.

It has also emphasised the need among nation states to achieve greater self-sufficiency in production of critical minerals such as synthetic graphite which is vital for EV-grade batteries and battery energy storage systems, as well as reduced reliance on energy from oil and gas.

For our Company, 2025 marked the achievement of a key milestone with the delivery of its first mass production, commercial-grade sample of synthetic graphite for industrial applications. This demonstrates that the Company’s proprietary continuous graphitization furnace technology is capable of producing material at scale and represents an important step toward broader commercialisation.

At our Riverside facility in Chattanooga, we completed the installation and commissioning of the mass production equipment required to support qualification for our lead customer, Panasonic Energy. With four graphitization furnaces installed, the Company has progressed furnace calibration and raw material testing as part of its transition toward large-scale production.

We have continued to engage closely with customers and potential customers across battery, energy storage, and industrial applications, providing samples for qualification and progressing discussions with a range of counterparties.

The Company has indicated that mass production of industrial-grade synthetic graphite is expected to commence in 2026, reflecting the shorter qualification pathway for these

1029 West 19th Street, Chattanooga, TN 37408, USA | novonixgroup.com

materials. At the same time, we updated the market on the expected timing for commencement of mass production of battery-grade anode material for Panasonic Energy, which is now anticipated in the second half of 2027, reflecting the rigorous qualification processes required for anode grade synthetic graphite for EVs and battery energy storage systems.

In July, NOVONIX strengthened its financial position through the execution of a funding agreement with Yorkville Advisors that provided access to US$100 million in convertible debentures, through multiple tranches drawn during the second half of 2025.

During the year, the Company completed the sale of its Mt Dromedary natural graphite project and more recently also entered into a binding term sheet for the proposed divestment of its NOVONIX Battery Technology Solutions business.

These two actions show a sharpened focus by NOVONIX on its core strategy of developing and scaling synthetic graphite production in the United Sates. This focus will continue to enable the Company to concentrate its resources on a single, high-priority opportunity aligned with evolving supply chain and policy dynamics. The proposed BTS transaction remains subject to final documentation and customary conditions precedent.

At the corporate level, we strengthened our leadership team with the appointment of Mike O’Kronley as Chief Executive Officer and Managing Director, Kimberly Heimert as Chief Legal and Risk Officer, and Dwayne Johnson as Chief Operating Officer, supporting the next phase of operational execution.

While the Company has made solid progress, we continue to operate in a complex and evolving environment. The qualification of battery-grade materials, the scaling of advanced manufacturing processes, and broader market dynamics remain key areas of focus.

Notwithstanding these challenges, NOVONIX remains well positioned, with advanced technology, strategic customer engagement, and a clear focus on establishing a United States domestic supply of anode grade synthetic graphite.

Also, I would like to thank Nick Liveris, who has taken the decision to retire from our Board, effective at the conclusion of this AGM, to focus on his other commitments. Nick was previously the Company’s Chief Financial Officer and its first full-time employee, transitioning to a non-executive Director in 2024. We thank Nick for his significant contribution to the Company and wish him all the best in his future endeavours.

The Board remains sharply focused on disciplined execution of the Company’s strategy and on delivering long-term value to shareholders.

1029 West 19th Street, Chattanooga, TN 37408, USA | novonixgroup.com

We appreciate your continued support and look forward to providing further updates on our progress.

Thank you, and I will now turn to the business of the meeting.

ENDS

1029 West 19th Street, Chattanooga, TN 37408, USA | novonixgroup.com

April 2026

Presentation to the Annual General Meeting

ASX: NVX | Nasdaq: NVX

Important Notice and Disclaimers

The purpose of this presentation (the “Presentation”) is to provide general information about (ACN 157 690 830) (“the Company” or “NOVONIX”). It is not recommended that any person makes any investment decision in relation to the Company based on this presentation and this Presentation does not constitute, nor does it form part of an offer to sell or purchase, or the solicitation of an offer to sell or purchase, any securities of the Company.

Any offering of securities will be made only by means of a registration statement (including a prospectus) filed with the U.S. Securities and Exchange Commission (the “SEC”), after such registration statement becomes effective, or pursuant to an exemption from, or in a transaction not subject to, the registration requirements under the U.S. Securities Act of 1933, as amended. No such registration statement has become effective, as of the date of this Presentation.

Cautionary Note Regarding Forward-Looking Statements

This Presentation contains “forward-looking statements” about the Company and the industry in which it operates. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or the negative of these words or other similar expressions.

We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements are not guarantees or predictions of future performance and involve and are subject to known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause actual results to differ materially from those expressed in the statements contained in this Presentation. Readers are cautioned not to put undue reliance on forward-looking statements. Factors that could affect our business and results are included in the “Risk Factors” disclosed in our filings with the U.S. Securities and Exchange Commission (“SEC”), namely, our most recent annual report on Form 20-F and subsequent filings we may make with the SEC. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov. We undertake no obligation to update any forward-looking statements made in this Presentation to reflect events or circumstances after the date of this Presentation or to reflect new information or the occurrence of unanticipated events, except as required by law.

Industry and Market Data

This Presentation contains estimates and information concerning our industry and our business, including estimated market size and projected growth rates of the markets for our products. Unless otherwise expressly stated, we obtained this industry, business, market, and other information from reports, research surveys, studies and similar data prepared by third parties, industry, and general publications, government data and similar sources; however, we have not independently verified the accuracy or completeness of this third-party data.

Trademarks, Service Marks and Trade Names

Throughout this Presentation, there are references to various trademarks, service marks and trade names that are used in the Company’s business. “NOVONIX,” the NOVONIX logo and other trademarks or service marks of NOVONIX appearing in this Presentation are the property of NOVONIX or its subsidiaries. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation are listed without the ® or symbol, as applicable, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto. All other trademarks, trade names and service marks appearing in this Presentation are the property of their respective owners.

NOVONIX Overview

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Strategic Relationships

Tier 1 Customer* Agreements
Technology Agreements & Strategic Investors
U.S. Federal Government Supporters

NOVONIX is America’s Solution for Synthetic Graphite

Why NOVONIX?

•
•
We are production ready and preparing to deliver a qualifying mass production sample to our lead customer, Panasonic Energy, in 2026
•
Feedstock Advantage – Strategic partnership with Phillips 66, ensuring a stable, domestic raw material supply chain and reducing waste
•
Proprietary furnace technology far superior to traditional graphitization processes, with lower energy usage and environmental impact and does not depend on any Chinese equipment, IP, or know-how
•
Proudly headquartered in Chattanooga, Tennessee

* Agreements require final product qualification.

The Battery Market

Projected North American Graphite Demand (k tonnes)

1,099

1,085

1,015

954

893

Synthetic Graphite is 83%

of the AAM market in 2026

822

721

602

489

398

243 282

331

92

143 177 183 186 212

20

23

35

57

Natural Graphite

Synthetic Graphite

Source: Benchmark Mineral Intelligence, Q1 2026 Anode Demand Forecast (lithium-ion Chemistry)

Graphite is essential to every lithium-ion battery and critical for power grid stability, defense systems, and advanced manufacturing

•
Defense applications
•
Automotive batteries
•
Energy storage solutions
•
Aerospace
•

•
Medical devices
•
Consumer

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electronics

─ Synthetic graphite is the preferred anode material, due to improved cycle life and charge rate performance

─ 100% US-based supply chain vs. natural graphite which is ~99% foreign mined - No mines required

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Acheson furnace (used in China to synthesize graphite) exhausting smoke and gasses.

Chinese Concentration

•
China is the world’s largest producer and exporter of synthetic graphite with ~99% produced in China or by Chinese-controlled companies1
•
On December 1, 2023, China imposed export controls on certain graphite products and further tightened these controls in December 20242 and again in October 20253
•
Synthetic graphite is designated on the U.S. Geological Survey’s Critical Minerals List, underscoring its economic and national security importance
•
Dependence on concentrated synthetic graphite supply presents a significant risk to U.S. energy / defense, and global supply security
•
Current methods for manufacturing Synthetic Graphite cannot be permitted in countries with environmental standards
1.
Benchmark Minerals Intelligence Synthetic Graphite Supply Demand and Price Forecast Q1 - 2026
2.
https://source.benchmarkminerals.com/article/china-tightens-graphite-export-controls-to-the-us
3.
Some of these controls (particularly for "legacy" contracts) are relaxed until November 2026

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45X Production Tax Credits

$35/kWh of Cells

$10/kWh for Packs

45X Eligibility Requires an Increasing % of Total Material Costs to Come From Non-PFEs

80%

85%

85%

85%

65%

70%

2027

2028

2029

2030

2031

2032

•
2025 average cell price ~$74/kWh1 and ~$108/kWh for packs
•
45X tax credits are critical to profitable cell manufacturing in the U.S. as they can earn $35/kWh credit (47% of the price)
•
Continued qualification for 45X requires an increasing % of the total material costs to originate from non-PFE2 sources

Cost Drivers for Battery Cells

Cathode Active Materials 40%

Electrolyte, Separator, Other 38%

Graphite Anode 22%

Predominantly Chinese Manufacturing Becomes crucial to hitting

% Non-PFE Targets

1.
2025 BloombergNEF battery pack and cell price survey
2.
Prohibited Foreign Entities (PFEs) under OBBBA defined to be China, Russia, Iran, North Korea

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The NOVONIX

Difference

Synthetic Graphite Know-How Gained Over 10 Years of IP Development

•
Outside of China, there is no established synthetic graphite processing knowledge-base that covers defining and measuring specifications, purpose-built equipment, and material formulations
•
NOVONIX has spent the last decade developing these capabilities alongside customers to achieve the performance demanded by EV and ESS applications

Divestitures Aimed at Aligning Capital with Strategic Focus

Battery Technology Solutions

•
Announced pending divestiture of Battery Technology Services (BTS) division in Feb’26
•
BTS was not receiving resources needed to meet growth objectives
•
Cathode materials business is at an early stage which will require additional investments for product development (NVX retains 15% ownership)

Mount Dromedary

•
Divested mining rights in northern Queensland in Sept’25
•
Natural Graphite market share is shrinking relative to Synthetic Graphite; NOVONIX does not have the mining know-how, technology, or resources required to be a mining company

Graphitization Furnace (Mk 5)

Graphitization Furnace (Mk 3 & 4)

Blending & Finishing

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11

NOVONIX has invested ~$200M in the buildout of Chattanooga operations with ~1,400 tonnes of existing annualized capacity installed

Raw Coke Processing

Grinding & Shaping Mills

Agglomeration (Installation in Progress)

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Input Material

Coke

Electric Heat

up to 3,000 °C

Output Material

Graphite

NOVONIX’s proprietary graphitization technology delivers materially lower emissions at the process and product level, supporting both regulatory compliance and OEM decarbonization strategies

Graphite Synthesis

Crystallization of carbon to ideal structure for lithium-ion storage

Thermal

purification to

> 99.98% carbon

Performance Metrics	Acheson	NOVONIX
CO2 Emissions	> 20 kg CO2/kg Graphite	< 9 kg CO2/kg Graphite
Energy Usage	15 kWh/kg Conversion	< 8 kWh/kg Conversion
Production Cycle	~30 Days for Production (Batch)	< 2 Days for Production (Continuious)
Graphitization Yield	~50% Target Material	> 90% Target Material
Insulating Carbon Utilization	3.5 kg Insulation/kg Graphite	< 0.5 kg Insulation/kg Graphite

A +/- 3-year sampling timeline with significant resource obligations between customers & suppliers creates highly “sticky” commercial partnerships

Opportunity/Lead Collection

Initial Opportunity Engagement

Technical Validation

GT&Cs and Supply Agreement Development

Market Opportunity Identification Project Pipeline

3 – 6 Months

EU CELL

Specification to Product Alignment Value Proposition Evaluations

6 – 12 Months

Customer – Specifications and Battery Product Needs

Initial A-Samples & Measurement Alignment 2 – 6 Months

Customer – Physical Properties and Coin Cells/Single Layer Pouch

Iterative A-Sample Validation: “spec-in” 4 – 9 Months

Customer – Physical Properties and Additional Cell Testing

Pilot B-Sample Validation

6 – 12 Months

Customer – Larger Scale Cell Production and Advanced Testing

Binding Supply Agreements

Mass Production C-Sample

9 – 18 Months

Final Mass Production D-Sample after C validation

Customer – Mass Scale Cell Production and Factory Acceptance Testing before Purchase Order submission

TIER 2 CELL MFG - B

+++

MFG - A

DEFENSE CELL MFG - B

DEFENSE CELL MFG - A

18

TOP 5 EV OEM - C

10

TOP 5 EV/CELL MFG - B

TIER 1 CELL MFG - C

TIER 1 CELL MFG - A

3

INDUSTRIAL GRAPHITE - C

EU CELL MFG - B

TIER 1 CELL MFG - B

INDUSTRIAL GRAPHITE - B

INDUSTRIAL GRAPHITE - A

TOP 5 EV/CELL MFG - A

TIER 2 CELL MFG - A

•

•
Understanding needs, specifications, and performance in specific battery designs is critical to meet customer needs and earn business

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Customer Volumes1, 2

180,000

160,000

140,000

120,000

100,000

80,000

60,000

40,000

20,000

-

2026 2027 2028

2029

2030

2031

Secured Offtake Volumes (assumed to renew)

In-Discussion Customer Demand

1.
Contracted volumes shown require product qualification and are growth dependent on customer plans and capital availability. NVX will add production lines at facilities to generally align with contracted volumes
2.
The volumes shown are management’s annual estimates of the offtakes for PowerCo and Panasonic

Tonnes Per Annum (TPA)

Customers with Binding Offtakes*

4-
year commitment totaling 10,000 tonnes following successful qualification

5-
year commitment for a minimum of 32,000 tonnes starting in 2027

•
Continuing discussions with other Tier 1 cell manufacturers and OEMs expected to lead to additional contracted volumes of synthetic graphite
•
Currently sampling to 15 current and potential customers

* Agreements require final product qualification.

Looking Forward

•
Current expansion plan to 50kTpa contemplates two separate locations in Chattanooga, Tennessee  NRS and NES
•
This investigation allows the 50kTpa expansion to be done on one site (one project)
•
Capital savings could be as much as > $200m, along with > millions / year in operational synergies

NOVONIX

Enterprise South (NES) Layout

NOVONIX

Riverside (NRS)

Layout

Land Acquisition Under Investigation

NOVONIX Riverside Facility

ASX: NVX | Nasdaq: NVX

Scaling Operations to Deliver Production Volumes

•
Refine and test production parameters to fully meet EV customer mass production sampling requirements
•
Leverage Riverside engineering to progress further phases of expansion
•
Align future investment in capacity expansion with customer demand

Securing Financing to Further Scale Operations

•
Attract additional strategic capital to continue Riverside build out, optimizing for term flexibility and capital cost
•
Continue to invest alongside $100M CMEI grant funds to scale Riverside production
•
Progress the $754M Conditionally Committed Loan from DOE EDF for future capacity expansion

Growing Customer Order Book
•
Build on successful technical collaboration, pursuing additional supply agreements to allocate future capacity
•
Continue to refine product portfolio to align with latest customer technology expectations within the synthetic graphite AAM sphere
•
Progress industrial / defense customer discussions following successful delivery of mass-produced sample of industrial grade material

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Operations

1029 West 19th Street Chattanooga, Tennessee USA, 37408
353 Corporate Place Chattanooga, Tennessee USA, 37419

Corporate

•
•
Robert Long, CFO
•
Dwayne Johnson, COO
•
Kimberly Heimert, CLRO
•
Suzanne Yeates, Secretary

Investor Relations: IR@novonixgroup.com Media Relations: media@novonixgroup.com NOVONIX Limited (ASX:NVX)

ACN 157 690 830